

Mail Stop 3233

February 23, 2018

Via E-Mail
Jasmine Geffner
Chief Financial Officer
GreenTree Hospitality Group Ltd.
2451 Hongqiao Road, Changning District
Shanghai 200335
People's Republic of China

>   **Re: GreenTree Hospitality Group Ltd.**
>   **Amendment No. 2 to**
>   **Draft Registration Statement on Form F-1**
>   **Submitted February 9, 2018**
>   **CIK No. 0001724755**

Dear Ms. Geffner:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1.   It appears that GTI, and indirectly Mr. Alex S. Xu, will control the voting power of your common stock after the offering, by virtue of holding the entirety of your Class B ordinary shares. Please revise to discuss your dual class structure and the voting control held by GTI, and indirectly Mr. Alex S. Xu, in the forefront of your cover page, before presenting the net proceeds table contemplated by Item 501(b)(3) of Regulation S-K. Please also disclose on the cover page if the company is a "controlled company," as defined under the New York Stock Exchange listing standards, and if it is, include appropriate disclosure regarding the risks associated with such status.

<u>Principal and Selling Shareholder, page 145</u>

2.   Please revise footnote 2 to identify the GTI shareholder that will acquire not more than 60% of your shares after completion of the offering. In addition, confirm that the principal shareholder table reports this beneficial ownership or explain to us why such disclosure is omitted. Please refer to General Instruction F to Form 20-F.

        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kristi Marrone, Staff Accountant at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.

                                                Sincerely,

                                                /s/ Kim McManus

                                                Kim McManus
                                                Senior Attorney
                                                Office of Real Estate and
                                                Commodities

cc: Chris Lin, Esq.
         Simpson Thacher & Bartlett